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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SPECIAL REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934



                       For the date of September 18, 2002


                                CENTERPULSE LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                ANDREASSTRASSE 15
                                 CH-8050 ZURICH
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                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

        Form 20-F    X                   Form 40-F
                    ---                             ---

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[CENTERPULSE LOGO]                                     Centerpulse Ltd.
                                                       Andreasstrasse 15
                                                       CH-8050 Zurich

                                                       Tel  +41 (0) 1 306 96 96
                                                       Fax  +41 (0) 1 306 96 97
        Media Release                                  www.centerpulse.com
Date    September 18, 2002
Page    1/1


                              NEWS NEWS NEWS NEWS

CENTERPULSE ARRANGING FINANCING OF U.S. LITIGATION SETTLEMENT

ZURICH, SEPTEMBER 18, 2002 - CENTERPULSE IS ARRANGING FINANCING TO FULLY SATISFY ITS FUNDING OBLIGATIONS UNDER THE U.S. SETTLEMENT AGREEMENT. THE FINANCING SOLUTION WILL CONSIST OF DEBT FINANCING OF UP TO USD 635 MILLION AND A CAPITAL INCREASE BY WAY OF A TRADABLE PREEMPTIVE RIGHTS OFFERING OF APPROXIMATELY USD 165 MILLION. INCENTIVE CAPITAL AG, CENTERPULSE'S MAJOR SHAREHOLDER, WILL BE SUBSCRIBING FOR ALL THE SHARES TO WHICH IT IS ENTITLED. IN VIEW OF THIS FINANCING SOLUTION, CENTERPULSE INTENDS TO PAY THE SETTLEMENT TRUST USD 725 MILLION, THE AMOUNT CALLED FOR IN THE SETTLEMENT AGREEMENT, ON NOVEMBER 4, 2002 IN CASH. CONSEQUENTLY, THE FINANCING IS A MAJOR STEP IN BRINGING THE U.S. CLASS ACTION TO AN END AND WILL ALLOW THE COMPANY TO FULLY FOCUS ON ITS ONGOING BUSINESS ACTIVITIES.

Centerpulse has signed a debt financing commitment letter with a global financial institution. Funding is expected to be completed once formal documentation has been agreed and certain customary conditions precedent have been met. In particular, debt funding will be subject to the successful execution of the rights issue. As to the rights issue, Centerpulse is very pleased to announce that InCentive Capital AG, Centerpulse's major shareholder, fully supports the rights issue and intends to subscribe for all the shares to which it is entitled by its preemptive rights. The approximately USD 165 million rights issue is expected to be fully underwritten. Under the currently envisaged timetable for the rights issue, price and exercise ratio are expected to be announced on September 30 and the rights trading period to start on October 3 and to end on October 8, 2002.

This financing is a major step in bringing the U.S. class action litigation to an end. With the successful completion of this financing solution, Centerpulse will be able to meet all its payment obligations under the U.S. settlement agreement. The settlement agreement requires Centerpulse to fund USD 725 million, of which USD 425 million is required in cash on November 4, 2002, and the remaining USD 300 million may be paid either in the form of Callable Convertible Instruments (CCI) or in cash. As a result of the rights offering and debt funding, Centerpulse intends to pay the entire USD 725 million to the settlement trust in cash on November 4, 2002. Consequently, Centerpulse does not intend to issue the CCI, which will take much of the uncertainty out of the market with regards to the conditional capital and the remaining authorized capital.




MEDIA INQUIRIES:

Centerpulse Corporate Communications
Erwin Schaerer
Phone  +41 (0)1 306 96 53
Mobile +41 (0)79 407 12 25
Fax    +41 (0)1 306 96 51
E-mail: press-relations@centerpulse.com



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[CENTERPULSE LOGO]


        Media Release
Date    September 18, 2002
Page    2/2


                               NEWS NEWS NEWS NEWS


INVESTOR RELATIONS:
Suha Demokan                                   Marc Ostermann
Phone  +41(0)1 306 98 25                       Phone +41 (0)1 306 98 24
Fax    +41(0)1 306 98 31                       E-mail: investor-
                                                       relations@centerpulse.com
E-mail: investor-relations@centerpulse.com

 (Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)


The company's press releases are available on the Internet at:
www.centerpulse.com.
The company's 2nd  quarter report is available under:
www.centerpulse.com  "Investors/Financials/Financial reports"



Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Centerpulse undertakes no obligation to publicly update or revise any forward-looking statements.

This press release does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Copies of this press release are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Japan or the Republic of South Africa, or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions, and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Canada, Australia, Japan or the Republic of South Africa, or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions.

Stabilization / FSA.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                     CENTERPULSE LTD.

                                     By:   /s/ David Wise
                                        ------------------------------------
                                        Name:   David Wise
                                        Title:  Group Vice President and
                                                General Counsel,
                                                Centerpulse USA Corporation



         Date: September 18, 2002